

Mail Stop 3030

June 4, 2018

Via E-mail
Vincent K. Petrella
Chief Financial Officer
Lincoln Electric Holdings, Inc.
22801 St. Clair Avenue
Cleveland, Ohio 44117

Re: Lincoln Electric Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 27, 2018
File No. 000-01402

Dear Mr. Petrella:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Adjusted Earnings Before Interest and Income Taxes ("Adjusted EBIT"), page 21

1.   We note the tabular presentation of consolidated Adjusted EBIT and that amount as a percentage of total sales on page 21. Please revise future filings to include all of the disclosures required by Item 10(e) of Regulation S-K for these non-GAAP measures. Refer to Question 104.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Non-GAAP Financial Measures, page 22

2.   Your presentation of adjusted net income presents special items on an after-tax basis. Please revise future filings and earnings releases to present the income tax effects of your non-GAAP adjustments as a separate adjustment and clearly explain how it was calculated. Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Notes to Consolidated Financial Statements

Note 3 – Acquisitions, page F-16

3.   You recognized a bargain purchase gain of $49.7 million on the $135.1 million acquisition of Air Liquide Welding. Describe to us, in sufficient detail, the reassessment you performed pursuant to ASC 805-30-25-4 before recognizing the gain on bargain purchase.

Note 5 – Segment Information, page F-19

4.   We note the line item "special items charge (gain)" in the tabular reconciliation of segment profit as well as the explanatory footnotes included. Please revise your presentation in future filings to quantify by segment the charges described in the footnotes.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Eric Atallah at (202) 551-3663 or Lynn Dicker, Senior Accountant, at (202) 551-3616 with any questions. You may also reach me at (202) 551-3662.

                                        Sincerely,

                                        /s/ Lynn Dicker for

                                        Kevin J. Kuhar
                                        Accounting Branch Chief
                                        Office of Electronics and Machinery